Clark Corporate Law Group llp		3273 E. Warm Springs Las Vegas, NV 89120 200 S. Virginia St., 8th Floor Reno, NV 89501
Bryan R. Clark^	Scott P. Doney	Telephone: 702-312-6255
Christopher T. Clark	Joe Laxague	Facsimile: 702-944-7100
Richard T. Cunningham^^		Email:jlaxague@clarkcorporatelaw.com

September 2, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Larry Spirgel

Re: iWallet Corporation

Form 8-K

Filed July 25, 2014

As amended July 31, 2014

File No. 333-168775

Dear Mr. Spirgel:

I write on behalf of iWallet Corporaiton, (the “Company”) in response to Staff’s letter of August 21, 2014, by Larry Spirgel, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Current Report on Form 8-K, as amended on July 31, 2014, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   Please file an amended Form 8-K to include the interim financial statements of iWallet for the period ended June 30, 2014 and update the pro forma financial information accordingly.

In response to this comment, the Company has updated the 8-K to include interim financial statements of iWallet for the three and six months ended June 30, 2014. In addition, the Results of Operations and Liquidity and Capital Resources discussions on page 9 of the 8-K have been updated to reflect the financial information as of June 30, 2014. Finally, the interim pro forma combined financial information has been updated to reflect the June 30, 2014 figures.

acquisition, page 4

2.                   It is not clear how many shares of common stock were outstanding immediately preceding the Acquisition. We note your disclosures on page 4 that “there were 34,113,790 shares of [y]our common stock outstanding before giving effect to the stock issuances in and related to the Acquisition and the cancellation of 25,076,643 shares by Mr. Philip Stromer and certain other shareholders.” We also note your reference in the table on the same page that the number of shares attributed to the existing shareholders was 9,037,147. Please help us understand these references by reconciling the total number of shares outstanding of 6,427,800 as reported in your Form 10-Q as of March 31, 2014 with the amounts disclosed in this Form 8-K.

In response to this comment, the Company has amended the 8-K to include arithmetic tracking the changes in its issued and outstanding common stock leading from the 6,427,800 shares reported as of May 19, 2014 to the 29,321,379 shares reported as of the completion of the events reported in the 8-K. This information has been added the “Acquisition” section in Item 2.01.

Description of Business

Products and Technology, page 6

3.                   We note your disclosure that you are under contract with a manufacture based in Zhuhai, China. Please identify your sources of raw materials and the names of your principle suppliers and if you rely on one or a few major customers. Additionally, please disclose the duration of your patents. Please refer to Item 101 of Regulation S-K.

In response to this comment, the Company has added additional disclosures under “Products and Technology” on Page 6 to discuss the durations of its current patents, to list its current sources of raw materials, and to discuss its current customer concentration.

Management Discussion and Analysis or Plan of Operation

Sales, Distribution and Growth Strategy, page 8

4.                   We note in your disclosure that as of July 2014 you have a number of current prospective sales channels. However, on page 5 some of the companies identified in your MD&A as prospective channels are listed as established sales channels. Please advise, or revise your disclosure as appropriate.

In response to this comment, the Company has revised and corrected its discussion of established and prospective sales channels on page 5 under “Description of Business” to conform with its listings of established and prospective sales channels under “Sales, Distribution, and Growth Strategy” on page 8.

Executive Compensation

Compensation Discussion and Analysis, page 17

5.                   We note your disclosure regarding the monthly salaries being paid to Messrs. Steven Cabouli and Orlando LaCalle. Please expand your narrative to include when this compensation agreement was reached, and any considerations taken in determining that to be an appropriate compensation.

In response to this comment, the Company the Company has added the following additional disclosures under “Compensation Discussion and Analysis”:

“The compensation agreement with Mr. LaCalle was reached on December 30, 2013 and was based on Mr. LaCalle’s fixed monthly expenses and our financial resources and ability to pay. Mr. Cabouli is the founder and former sole shareholder of iWallet Corporation and no formal arrangement was reached with him on any specific date. His current salary arrangement, like the arrangement with Mr. LaCalle, is based on Mr. Cabouli’s fixed personal monthly expenses and our financial resources and ability to pay.”

Summary Compensation Table, page 17

6.                   We note that you do not include the compensation awarded for the acquired company’s most recently completed fiscal year. Please revise your disclosure to include the information required by Item 402 of Regulation S-K. Please refer to CF Disclosure Guidance, Topic No. 1, Staff Observations in the Review of Forms 8-K Filed to Report Reverse Mergers and Similar Transactions, at “Executive Compensation,” publicly available on our website, www.sec.gov.

In response to this comment, the 8-K was revised include an additional Summary Compensation Table showing the compensation paid to iWallet Corporation’s executives during its most recently completed fiscal year.

Exhibit 99.1

iWallet Corporation Financial Statements

For the years ended December 31, 2013 and 2012

7.                   We refer to the asset of $61,833 at December 31, 2013, described as “due from shareholder.” In this regard, please revise to clarify the relationship with this shareholder and clearly disclose the nature and terms of the loan.

As discussed in Note 7 to the financial statements for year ended December 31, 2013 and Note 7 to the financial statements for the period ended June 30, 2014, this obligation is non-interest bearing, unsecured and due on demand. In response to this comment, the Company has added the following disclosure to the section entitles “Certain Relationships and Related Transactions” page 19:

“Our balance sheets reflect the sum of $114,201 due to a shareholder. This obligation, which arose during the time when iWallet Corporation was a privately held company, is due from our President and CEO, Steven Cabouli. This obligation is non-interest bearing, unsecured and due on demand. There is no written agreement or specific terms of repayment for this obligation. We expect that it will be settled in the near future.”

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Exhibit 99.2

Interim Financial Statements for the Period Ended March 31, 2014

8.                   Please tell us in more detail about the asset “deposits and deferred costs” in the amount of $130,613 represents at March 31, 2014 and how this relates to the balance of $2,853 in the table presented in note 9 on page 10.

The $2,853 is, as described in Note 9 to these financial statements, related to the deferred cost element of the Tooling Commitment described in the Note. The remaining amount of the deposits relate to prepayments for inventory components related to new generations of product and additional parts for existing product.

Exhibit 99.3

Pro Forma Combined Statement of Financial Position

9.                   We refer to pro forma adjustment (d) in the amount of $2,711,144, which you state represents the fair value of “Queensridge’s business combination.” We consider the acquisition of a private operating company by a non-operating public shell corporation a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. Since all of the assets and liabilities of Queensridge were assumed by the former shareholder, it appears that no value should be assigned in this transaction. Please revise accordingly.

In response to this comment, the requested revision has been made.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

Clark Corporate Law Group LLP

/s/ Joe Laxague

Joe Laxague

Enclosure (Acknowledgment by the Company)

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